April 10, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:    Steven Jacobs, Accounting Branch Chief
          Rachel Zablow, Staff Accountant

            Re:   Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
                10-K for the year ended June 30, 2005
                Form 10-Q for the quarter ended September 30, 2005
                Form 10-Q for the quarter ended December 31, 2005
                File No. 1-11988

Ladies and Gentlemen:

Escala Group, Inc. (the “Company” or “Escala”) is providing its responses to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated March 14, 2006.

Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26 and 31

1.
Reference is made to the disclosure related to your supply contracts with Afinsa. Pursuant to FR-61, please tell us and confirm to us that you will revise your disclosure in future filings to clarify the elements of the supply contracts with Afinsa that are necessary for an understanding of the business purpose and economic substance of the transactions. Please include the revised disclosure in your response. Please include an explanation for the 10% fee in your response and tell us how you are accounting for that piece of the transaction.

We propose to revise our future filings as follows:

The Company is a party to separate supply agreements with Afinsa, dated August 1, 2003, as amended, pursuant to which the Company and CdC act as exclusive suppliers of philatelic material for Afinsa on a worldwide basis, with Greg Manning Auctions, a division of Escala, acting in the United States and Hong Kong, and CdC acting in all other geographic locations. Afinsa is engaged, among other things, in commercial and trading activities involving tangible investment products, including philatelic material, in Europe. As amended, the supply agreements will terminate on August 1, 2013, unless sooner terminated by either party.

Division of Corporation Finance

Sales of philatelic material to Afinsa under the agreements are made via the fulfillment of purchase orders from Afinsa. Until recently, the prices for material sold by the Company to Afinsa under the contracts were based on Afinsa’s “bid” prices, which were generally fixed with reference to prices for such material contained in catalogs that are used throughout the industry. Currently the prices at which material is sold to Afinsa are subject to negotiation between the parties, although the Company continues to use percentage of catalog value as a point of reference. Since the Company will continue to use catalog values as reference for pricing, and will continue, in appropriate cases, to obtain independent appraisals of such catalog values, the Company believes, based on its knowledge of the industry and its understanding of prices historically paid by Afinsa to unrelated parties under prior supply arrangements, that in any given case, the prices paid will continue to be substantially equivalent to what would be charged to Afinsa by a clearly independent party. In order to meet the philatelic requirements of Afinsa under the agreements, the Company has developed relationships with networks of suppliers in the U.S. and Europe.

In addition to receiving the purchase price for the material sold, the Company receives a 10% fee from Afinsa on all material sold for the consolidation and processing of the stamps. This consolidation and processing includes a multi-level inspection and quality control check on every item that is proposed to be supplied to Afinsa, ensuring that the material is in the format and of the quality specified by Afinsa, maintaining a grading system on suppliers, and preparing and maintaining back-up documentation for all material supplied to Afinsa. The fee is calculated based on the amount of each particular invoice and is included on such invoice. Revenue is recognized upon shipment of the goods.

The Company believes that the delivery and payment terms with Afinsa do not differ materially from those that would be negotiated with other major customers in the industry. All transactions with Afinsa are “related party” transactions under applicable Nasdaq listing standards and, as such, are approved by the Audit Committee of the Board of Directors.
_ _ _

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this response, please call me at 212-421-9400.

Very truly yours,

/s/ Larry L. Crawford
                     Larry L. Crawford